UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MarketAxess Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.003 per share
(Title of Class of Securities)
57060D108
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VI, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,167,183 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,167,183 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,167,183 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,472,653 shares of Common Stock and Warrants immediately exercisable for a total of 694,530 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		32,817 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		32,817 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

32,817 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 27,347 shares of Common Stock and Warrants immediately exercisable for a total of 5,470 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,200,000 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,200,000 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,200,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,200,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,200,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,200,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,200,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,200,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,200,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,200,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,200,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,200,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,200,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,200,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,200,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,200,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,200,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,200,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,200,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,200,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,200,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of voting common stock, par value $0.003 per share (the “Common Stock”), of MarketAxess Holdings Inc., a Delaware corporation (“MarketAxess” or the “Company”). The Company’s principal executive offices are located at 140 Broadway, 42nd Floor, New York, NY 10005.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (2), TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund” and together with TCV VI, the “Purchasers”), (3) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”) (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”), (7) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (8) William J.G. Griffith IV (“Mr. Griffith”), and (9) Robert W. Trudeau (“Mr. Trudeau”). TCV VI, Member Fund, Management VI, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV VI, Member Fund and Management VI is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are the Class A Members of Management VI. The Management VI Members are each United States citizens. The present principal occupation of each is as a venture capital investor. The business address of each of the Management VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Securities Purchase Agreement, dated June 2, 2008, by and among MarketAxess, TCV VI and Member Fund (the “Securities Purchase Agreement”), the Purchasers agreed to purchase (i) 34,726.525983 shares and 273.474017 shares, respectively, of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”), par value $0.001 per share (the “Shares”), and (ii) warrants to purchase 694,530 shares and 5,470 shares, respectively, of Common Stock at an exercise price of $10.00 per share (the “Warrants” and, together with the Shares, the “Securities”). Each Share is initially convertible into 100 shares of Common Stock.
The Securities were purchased in two tranches. In the first tranche, which closed on June 3, 2008, the Purchasers purchased (i) 27,781.220786 and 218.779214 Shares, respectively, and (ii) Warrants to purchase 555,624 and 4,376 shares of Common Stock, respectively. In the second tranche, which closed on July 14, 2008, the Purchasers purchased (i) 6,945.305197 and 54.694803 Shares, respectively, and (ii) Warrants to purchase 138,906 and 1,094 shares of Common Stock, respectively.
In consideration for the Securities, the Purchasers (i) paid to the Company $27,781,220.79 and $218,779.21, respectively, or $28,000,000 in the aggregate, at the closing of the purchase of the first tranche of Securities, and (ii) paid to the Company $6,945,305.20 and $54,694.80, respectively, or $7,000,000 in the aggregate, at the closing of the purchase of the second tranche of Securities. The Purchasers paid a combined purchase price of $35,000,000 to purchase all of the Securities.
The source of funds for the acquisition of the Securities was from capital contributions from the respective partners of each of the Purchasers.
ITEM 4. PURPOSE OF TRANSACTION.
Securities Purchase Agreement
The Purchasers agreed to purchase, and the Company agreed to sell, the Securities pursuant to the Securities Purchase Agreement. Pursuant to the terms of the Securities Purchase Agreement, the Purchasers have agreed that until the earlier to occur of the seventh anniversary of the date of the Securities Purchase Agreement and the first anniversary of the date on which the Purchasers no longer own any Securities or any of the shares of Common Stock underlying the Securities, the Purchasers and certain related entities will not at any time acquire beneficial ownership of more than 19.9% of the outstanding shares of Common Stock, treating the shares underlying the Securities as outstanding. During such time, however, the Purchasers may purchase additional shares of Common Stock in market transactions, privately negotiated transactions or otherwise (the “Permitted Purchases”) so long as such Permitted Purchases do not result in the Purchasers or such related entities acquiring beneficial ownership of more than 19.9% of the outstanding shares of Common Stock. In addition, during such period of time, subject to certain exceptions, the Purchasers have agreed not to publicly propose to enter into any merger or other business combination involving the Company or make or participate in any proxy solicitation for a change in the directors or management of the Company or in connection with a merger or acquisition of the Company.
The Securities Purchase Agreement also provides that if at any time following the approval by the U. K. Financial Services Authority of the Purchasers’ acquisition of the second tranche of Securities the Purchasers are not entitled to elect a Series B Director pursuant to the terms of the Certificate of Designation (as described below), the Purchasers will have the right to nominate one member of the Company’s Board of Directors for so long as the Purchasers beneficially own at least 1,750,000 shares of Common Stock.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.
Certificate of Designation
The rights and privileges of the Shares are contained in the Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (the “Certificate of Designation”) The Purchasers, at each of their option, may convert their Shares at any time into the number of shares of Common Stock determined by dividing the initial issuance price for the Series B Preferred Stock, equal to $1,000.00 per share (the “Original Series B Issue Price”), by the Conversion Price (as such term is defined in the Certificate of Designation), which is initially set at $10.00 per share, plus cash in lieu of fractional shares. The Conversion Price is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and similar transactions.
The Shares will be automatically converted into Common Stock at the then-applicable Conversion Price if, (i) at any time after the first anniversary of the original issuance of the Series B Preferred Stock, the closing price of the Common Stock is at least 175% of the Conversion Price on each trading day for a period of 65 consecutive trading days and (ii) within 60 days of such period, a registration statement covering the resale of the Common Stock to be issued upon conversion of the Series B Preferred Stock and referred to under the heading “Investor Rights Agreement” is effective, the holders of the Series B Preferred Stock are not restricted or prohibited from selling the shares of Common Stock to be received upon conversion of their Series B Preferred Stock pursuant to such registration statement, and the closing price of the Common Stock is at least 175% of the Conversion Price.
In the event of a Liquidation Event (as such term is defined in the Certificate of Designation), each holder of Series B Preferred Stock is entitled to receive, prior to any distribution to the holders of Common Stock, the greater of (i) an amount per share equal to the Original Series B Issue Price, plus any declared but unpaid dividends, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock then held by such holder. If the Company declares a dividend or distribution on shares of Common Stock, then the Company shall declare an additional dividend on each Share equal to the amount a holder of a Share would have received if such Share had been converted, at the then effective Conversion Price, into Common Stock immediately prior to the close of business on the record date for such dividend or distribution.
The Certificate of Designation provides that the holders of a majority of the Series B Preferred Stock will have the right to elect one member of the Company’s Board of Directors for so long as 17,500 shares of Series B Preferred Stock (or shares of Common Stock into which such shares are converted) remain outstanding (the “Series B Director”). On July 15, 2008, Robert W. Trudeau, a member of Management VI, was elected by the Purchasers, as the holders of a majority of the Series B Preferred Stock, to the Company’s Board of Directors as the Series B Director.
The holders of the Series B Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock and are entitled to vote that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series B Preferred Stock. For so long as at least 10,500 shares of Series B Preferred Stock are outstanding, an affirmative vote of the majority of the holders of the Series B Preferred Stock is required for the Company to (i) authorize, create or issue any equity, certain debt or other securities superior to or on parity with the Series B Preferred Stock, (ii) increase or decrease the number of authorized shares of Series B Preferred Stock, (iii) amend, waive or repeal the Company’s certificate of incorporation or bylaws in a way that adversely affects the Series B Preferred Stock, and (iv) pay any dividends or distribution on the Common Stock or other capital stock of the Company unless after the payment of such dividends or distribution the Company will have an amount of Net Unrestricted Cash (as such term is defined in the Certificate of Designation) greater than the liquidation preference of the then outstanding shares of Series B Preferred Stock.
A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein.
Investor Rights Agreement
The Company and the Purchasers entered into an Investor Rights Agreement dated June 2, 2008 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Company has agreed to register the resale of the shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants (the “Registrable Securities”) and, within six months after the closing of the first tranche, to file with the Securities and Exchange Commission a registration statement to register the resale of the Registrable Securities and cause such registration statement to become effective no later than twelve months after such closing. The Company has agreed to keep the registration statement effective until the Purchasers no longer own any shares of Common Stock issued or issuable upon conversion or exercise of the Shares or Warrants, as applicable, subject to the Company’s right to suspend the effectiveness of the registration statement or the use of the prospectus that is part of the registration statement during specified periods under certain circumstances. The Company has also agreed to provide the Purchasers with piggyback registration rights, on a pari passu basis with existing registration rights holders (excluding existing holders of demand registration rights), to participate in underwritten public offerings of the Company’s securities.
The Company is obligated to pay all of the expenses it incurs in connection with such registrations (other than underwriting discounts, selling commissions and stock transfer taxes, if any) as well as reasonable fees and expenses of one counsel to the Purchasers, not to exceed $25,000, in connection with the exercise of their registration rights. The Company has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations. Pursuant to the terms of the Investor Rights Agreement, each Purchaser has agreed that prior to the first anniversary thereof, it shall not transfer any Securities or any underlying shares of Common Stock without the prior written consent of the Company and, thereafter, shall not transfer the Securities or any underlying shares of

Common Stock to any Competitor (as defined in the Investor Rights Agreement) of the Company in a privately negotiated transaction, subject to certain exceptions.
A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.
Warrants
The Warrants represent the right to purchase shares of the Company’s Common Stock at an exercise price of $10.00 per share. Payment of the exercise price may be made in cash, or, subject to certain exceptions, through the surrender of Common Stock underlying Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net-issue exercise). The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment in the event of stock splits and under certain other circumstances as set forth in the Warrants. The Warrants expire on the tenth anniversary of the date they were first issued.
A copy of the form of Warrant issued to the Purchasers is attached hereto as Exhibit 5 and is incorporated by reference herein.
Stockholders Rights Agreement
On June 2, 2008, the Company entered into a Stockholders Rights Agreement (the “Stockholders Rights Agreement”) with American Stock Transfer & Trust Company, LLC. Under the Stockholders Rights Agreement, an “Acquiring Person” is a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (“Voting Securities”). The Purchasers and certain related entities, however, will not be considered Acquiring Persons so long as the Purchasers and such related entities beneficially own Voting Securities and nonvoting common stock of the Company, par value $0.003 per share (the “Nonvoting Common Stock”) representing, in the aggregate, less than 19.9% of (i) the total voting power of all then outstanding Voting Securities, plus (ii) the total voting power of all shares of Voting Securities into which all outstanding shares of Nonvoting Common Stock are then convertible, plus (iii) the total voting power represented by all Voting Securities issuable upon exercise of the Warrants issued to the Purchasers.
A copy of the Stockholders Rights Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein.
The Reporting Persons acquired the Securities for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Shares to Common Stock, exercise all or a portion of the Warrants, make Permitted Purchases and acquire additional shares of Common Stock from the Company or third parties and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Shares, Warrants and/or Common Stock issued upon exercise of the Warrants, upon conversion of the Shares or in Permitted Purchases, in the open market, in privately negotiated transactions to the Company or third parties or through distributions to their respective partners, in change of control transactions or tender offers, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on July 14, 2008, TCV VI, Member Fund, Management VI and the Management VI Members owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares			Percentage of Outstanding Shares(*)
TCV VI	4,167,183	(1)		11.9%
Member Fund	32,817	(2)		Less than 1%
Management VI	4,200,000	(3)	(**)	11.9%
Mr. Hoag	4,200,000	(3)	(**)	11.9%
Mr. Kimball	4,200,000	(3)	(**)	11.9%
Mr. Drew	4,200,000	(3)	(**)	11.9%
Mr. Reynolds	4,200,000	(3)	(**)	11.9%
Mr. Griffith	4,200,000	(3)	(**)	11.9%
Mr. Trudeau	4,200,000	(3)	(**)	11.9%

(*)	all percentages in this table are based on (i) 30,988,380 shares of Common Stock of the Company outstanding as of May 28, 2008 as represented by the Company in the Securities Purchase Agreement, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series B Preferred Stock immediately convertible into 3,472,653 shares of Common Stock and Warrants immediately exercisable for a total of 694,530 shares of Common Stock.

(2)	Includes Series B Preferred Stock immediately convertible into 27,347 shares of Common Stock and Warrants immediately exercisable for a total of 5,470 shares of Common Stock.

(3)	Includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.
Each of the Purchasers has the sole power to dispose or direct the disposition of the Securities which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to Permitted Purchases, if any, made by it. Each of the Purchasers has the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to Permitted Purchases, if any, made by it.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the Purchasers and have the sole power to direct the vote of the shares held by the Purchasers. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by the Purchasers and the shared power to direct the vote of the shares held by the Purchasers. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI and the Purchasers except to the extent of their respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Securities or underlying Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities or the underlying Common Stock.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 4 above summarizes certain provisions of the Securities Purchase Agreement, the Certificate of Designation, the Investor Rights Agreement and the Warrants. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 5 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference from Exhibit 3 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 5 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)

Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company (incorporated by reference from Exhibit 6 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 17, 2008

TCV VI, L.P.
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

ROBERT W. TRUDEAU
By:	/s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference from Exhibit 3 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 5 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company (incorporated by reference from Exhibit 6 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006)